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                                                                    EXHIBIT 99.4


                             LXR BIOTECHNOLOGY INC.
                MARCH 1998 SUPPLEMENTAL OPTION PLAN FOR DIRECTORS

     This document summarizes the provisions of the option plan adopted by resolution of the Board of Directors of LXR Biotechnology Inc. (the "Company") on March 16, 1998.

     Non-qualified stock options to purchase 40,000 shares of Common Stock of the Company have been granted to each of Gene Eidenberg, Bill Hambrecht, Neil Flanzraich and John Kane, which shall vest over a four year period (which shall vest 25% at the end of the first year from the grant date and monthly thereafter over the 36 months following the first anniversary of the grant date).

     Each non-employee director shall receive, at the conclusion of each full year of service as a director, non-qualified stock options to purchase 10,000 shares of the Company's Common Stock, which shall vest over a four year period (which shall vest 25% at the end of the first year from the grant date and monthly thereafter over the 36 months following the first anniversary of the grant date). Stock options to purchase up to maximum of 300,000 shares of the Company's Common Stock will be issued pursuant to preceding sentence.

     The foregoing options (the "Options") while not granted pursuant to the Company's 1993 Stock Option Plan (the "1993 Plan"), are nonetheless subject to all of the terms and conditions of options granted pursuant to the 1993 Plan. The Exercise Price and term of the Options shall be as specified in the 1993 Plan with an Exercise Price equal to the Fair Market Value (as defined in the 1993 Plan) of Common Stock on the grant date. The Options shall be subject to any other terms and conditions as may be set forth in a stock option agreement between the Company and the optionee.